2001 Annual Report



THE JUDGE group



My Fellow Shareholders:

The year 2001 was a challenging one for the economy, the staffing industry, and the Judge Group, Inc. We felt the frustration of an economy that caused businesses to spend less on staffing and hiring. We also accomplished a great deal financially by tightening our own belt and making the difficult choices that will allow us to strategically position ourselves at the top of our industry as the economy improves.

I think the balance sheet is noteworthy. In the past year, we reduced debt by approximately $4.7 million, down to approximately $5.9 million. This is down from approximately $10.6 million. The balance sheet ratios are telling: The quick ratio of cash and accounts receivable divided by the current liabilities has risen from 2.50 at the end of 2000 to 2.63 at the end of 2001. The current ratio, which is current assets divided by current liabilities, has improved from 2.99 at the end of 2000 to 3.32 at the end of 2001. The total debt to equity ratio has declined significantly from .55 at the end of 2000 to .30 at the end of 2001, almost a 50% decrease. Finally, we have lowered our SG&A expenses by almost 11% in the fourth quarter from the fourth quarter 2000.

Revenue-wise, the year started off strong, but as the recession took hold our revenues were affected sequentially. Despite the declining revenues, we still managed to end the year with earnings, excluding non-recurring charges, because the diversity of our offerings helped to cushion the blow in any one industry. While the majority of our business is in IT staffing, we have a strong permanent placement business specializing in Engineering, Manufacturing, Food and Pharmaceutical. In the past year, we have also added Bioscience, Pharmaceutical, Financial, and Accounting verticals to our list of contract staffing offerings, all of which we look to further grow in the coming year.

We have always believed that automation is a key to cost savings, both internally and for our clients. Our product, EaZyXchange, which we developed and own, is a state-of-the-art staffing management solution that allows the client to reduce the time and costs associated with management of the flexible workforce while simultaneously giving vendors access to the world's growing companies. As a result of our internal implementation of EaZyXchange, we have been able to reduce headcount. Thus, we will be in a position to keep our payroll expenses low even as the economy accelerates going forward. This should contribute to future profit margins. We look forward to helping our clients do the same.

The Board of Directors, Management, and I thank you for your support through a difficult period in our industry. We are very pleased to report a strong balance sheet and we remain committed to unlocking the revenue and earnings potential of the Company in 2002.

Sincerely,

Martin E. Judge, Jr.

Martin E. Judge, Jr.

Founder, Chairman of the Board, and
Chief Executive Officer, The Judge Group, Inc.

The Judge Group Net Revenues (in thousands)



$125,000
$100,000
$75,000
$50,000
$25,000
54,600
68,200
82,000
95,200
113,700
114,200
103,100
1995
1996
1997
1998
1999
2000
2001

The Judge Group Gross Margin



36.0%
34.0%
32.0%
30.0%
28.0%
26.0%
24.0%
25.2%
27.5%
29.8%
32.5%
33.5%
34.9%
35.6%
1995
1996
1997
1998
1999
2000
2001

The Judge Group EBITDA Margin



10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
3.7%
5.1%
8.4%
3.1%
5.6%
6.7%
2.8%
1995
1996
1997
1998
1999
2000
2001

EBITDA margins are exclusive of non-recurring and one time charges.

The Judge Group Total Debt (in thousands)



$15,000
$10,000
$5,000
$0
6,941
14,057
355
11,877
11,823
10,624
5,945
1995
1996
1997
1998
1999
2000
2001

During 1997, IPO proceeds were used to pay down debt.

JUDGEtech
CONTRACT STAFFING
www.judge.com

Judge Tech provides highly skilled IT, Technical and Scientific professionals on a contract basis to a Fortune 500 client base nationwide. Service is provided to a wide range of industries including Pharmaceutical, Financial Services, Defense, Insurance, Healthcare, Energy, Software Development, Public Utilities and Communications. Judge Tech supports clients with traditional IT needs as well as web based needs.

JUDGEinc.
PERMANENT PLACEMENT
www.judgeinc.com

Judge Inc. finds and qualifies candidates for permanent employment within specific industries and disciplines nationwide. Industries and disciplines served by Judge Inc. include Information Technology, Food, Pharmaceutical, Manufacturing, and Distribution. This specialized orientation allows Judge to maintain a high level of continuous contact, and a strong reciprocal relationship with the network of professionals that is important to the client.

BERKELEY
TECHNOLOGY TRAINING
www.berkeleytraining.com

Berkeley provides consultative training solutions that support the technology strategies of our clients. Our solution-based training initiatives allow us to deliver high-tech training, enabling our clients to keep pace with the rapid advancements occurring in the information technology industry. Berkeley can deliver technology training worldwide.

JUDGE.com
WEB BASED STAFFING SOLUTIONS
www.eazyxchange.com

Judge.com is the source for two important products and services for the users of contract staffing services. eHCM is our Vendor Management Program, designed to bring efficiencies and order to this difficult-to-manage process. eHCM is powered by EaZyXchange, our web-based management tool for the management of contract staffing vendors. This powerful combination allows our clients to bring significant economies to the process of managing contract staff and staffing vendors.

Contents

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our Consolidated Financial Statements and related notes thereto appearing elsewhere in this Report.

OVERVIEW

Our continuing operations experienced a decrease in revenue of approximately $11.2 million, or 9.8%, to approximately $103.1 million for the twelve months ended December 31, 2001 compared to the prior year period. This decrease in revenue was primarily attributable to a recession in the general economy in the second half of 2001, which lead to a reduced demand for contract services. Our operating income (loss) decreased approximately $6.0 million, or 119.6%, in the year ended December 31, 2001 over the prior year period, from a profit of approximately $5.0 million in fiscal 2000 to a loss of approximately $1.0 million in fiscal 2001. Such decrease was primarily attributable to the decreased revenues discussed earlier and to higher selling, general and administrative expenses in fiscal 2001. Included in 2001 costs and expenses is approximately $1.5 million of impaired goodwill charges, as more fully described below.

Our operations, including our contract placement, permanent placement and IT training business, were consolidated within the IT Staffing segment in January 1999 to enable financial analysis that more closely tracks our lines of business. Previously, we also operated another segment through our Information Management Solutions ("IMS") business. During 1999, we sold substantially all of the assets of the IMS business for total consideration of approximately $4.4 million consisting of cash, note receivable, and forgiveness of amounts payable to the buyer. Assets sold consisted primarily of accounts receivable, inventory, and property and equipment. Liabilities assumed by the buyer consisted primarily of trade accounts payable, accrued expenses, and equipment leases payable. We incurred a loss on disposition of the IMS business of approximately $6.3 million (net of tax effect of $2.0 million). Included in such loss was the write-off of approximately $7.1 million of goodwill representing the unamortized balance of goodwill recorded in 1998 when we purchased all or substantially all of the business of three IMS companies. Also included in such loss was an estimated loss for operations during the phase out period of approximately $0.1 million for the remaining business, which was sold in August 1999.

Operating results of the IMS business for the year ended December 31, 1999 are shown separately in the accompanying consolidated statements of operations. Net revenues of the IMS business for the year ended December 31, 1999 was approximately $7.0 million.

REVENUES

Our contract placement revenues are derived from professional service activities, primarily the placement of skilled IT, engineering, pharmaceutical, scientific, biotechnical and other professional personnel whose work is billed at an hourly rate. An engagement of our technical consultants typically lasts from six to 12 months. Revenues are directly related to the total number of hours billed to clients and the associated hourly billing rates. Hourly billing rates are established for each technical consultant based on the technical consultant's skills, experience and the type of work performed. For the year ended December 31, 2001, total hours billed were 1,398,786, with an average billing rate of $59.87, compared to total hours billed of 1,515,374 with an average billing rate of $59.27 for the prior year period. We believe that the decrease in the total hours billed for our technical consultants resulted from lower demand for our services due to the recession in the general economy in the second half of 2001. Cost of sales in the contract placement business consists primarily of the compensation expenses related to the consultants, such as salaries, fringe benefits and payroll taxes. Selling and operating expenses consist primarily of salaries and fringe benefits for selling representatives, and also include marketing expenditures and bad debt charges. General and administrative expenses consist primarily of management and administrative salaries and related fringe benefits, as well as other overhead, such as rent and depreciation.

Our permanent placement revenues are generated from one-time fees received upon successful placements of IT, food processing, pharmaceutical, distribution, retail, and biotechnical professional and engineering personnel with clients. The standard fee arrangement is 1% of each thousand dollars of salary, up to a maximum of 33% of the professional's first year salary. Revenue is recognized upon commencement of the employment, subject to reversal if employment terminates during a guarantee period (typically 30 – 90 days). The permanent placement business placed approximately 1,000 professionals with an average placement fee of $14,040 in 2001, compared to approximately 1,060 professionals placed with an average placement fee of $13,544 for the prior year period. The decrease in placements was primarily attributable to lower demand for professionals due to the recession in the general economy in the second half of 2001. The increase in average placement fee was primarily attributable to our emphasis on higher salary placements in the food processing, distribution and pharmaceutical industries. No cost of sales is recorded in the permanent placement business.

Our IT training business provides training in a variety of software and network applications. Tuition and fee revenues are recognized when the classes are held. Payments received prior to the class commencing are recorded as deferred revenues. The IT training business provides its services at our facility in Bala Cynwyd, Pennsylvania and at various off-site locations. We frequently conduct our courses at the in-house facilities of our corporate clients and have the ability to provide the necessary computer equipment at conference centers, hotels and other off-site locations as requested by our clients.

BUSINESS STRATEGY

Our business objectives are to increase market share in existing markets by offering our services to additional industries, such as our expansion into the distribution, pharmaceutical and biotechnical industries; to increase cross-selling opportunities by offering all of our services in each location; and to continue to strengthen our market position, by expansion through internal growth. We continue to pursue cost controls by reevaluating our current operating practices to find ways to improve the productivity of our personnel. In 2001 we continued a focused strategic planning and budgeting process resulting in a 2002 internal operating plan that reflects lower revenues in view of the continuing recession in the general economy, while continuing to lower costs accordingly. However, this plan is subject to many factors and contingencies, and we may not be able to realize our goals. If we are able to achieve our internal operating plan, which relies upon certain assumptions including, but not limited to, our ability to maintain strict cost controls in all of our operating units, we believe we can achieve earnings before interest, taxes, depreciation, and amortization of approximately 4.0% of our revenues. Failure to achieve the aforementioned assumptions as well as other factors could prevent us from achieving these goals, which are forward-looking statements. See "Forward-Looking Information" herein for additional factors that could materially alter our ability to meet these objectives and our other operational goals in 2002.

RESULTS OF OPERATIONS

The following table sets forth certain statement of continuing operations data as a percentage of consolidated net revenues for each of the periods indicated:

	YEARS ENDED DECEMBER 31,		
	2001	**2000**	**1999**
Net revenues	100.0%	100.0%	100.0%
Cost of sales	64.4	65.1	66.5
Selling and operating expenses	21.0	17.9	18.1
General and administrative expenses	14.1	11.8	11.0
Other charges	1.5	0.8	0.0
Total costs and expenses	101.0	95.6	95.6
Operating income (loss)	(1.0)	4.4	4.4
Other income (expense), net	(0.6)	(0.8)	(0.7)
Income (loss) from continuing operations before income taxes	(1.6%)	3.6%	3.7%

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

Net Revenues. Consolidated net revenues from continuing operations decreased by $11.2 million, or 9.8%, to approximately $103.1 million for the year ended December 31, 2001 compared to the prior year period. The contract placement business generated revenues of $85.1 million for the year ended December 31, 2001, a decrease of $10.5 million, or 11%, from revenues of $95.6 million in the prior year period. This decrease resulted primarily from lower demand for contract services due to the recession in the general economy in the second half of 2001. Our permanent placement business generated revenues of $14.0 million in 2001, a decrease of $0.4 million, or 2.3%, from 2000 revenues of $14.4 million. This decrease was primarily due to lower demand for professionals due to the recession in the general economy in the second half of 2001. The IT training business revenues decreased approximately $0.3 million, or 7.9%, from $4.3 million in 2000 to $4.0 million in 2001. The decrease in revenues in our IT training business was attributable to lower demand for IT training due to the recession in the general economy in the second half of 2001.

Cost of Sales. Consolidated cost of sales decreased by $7.9 million, or 10.7%, for the year ended December 31, 2001 to $66.4 million from $74.4 million in the prior year period. The decrease in cost of sales was primarily due to lower cost of sales in the contract placement business related to lower revenues discussed above. Cost of sales as a percentage of consolidated net revenues decreased to 64.4% from 65.1% in the respective periods. In our contract placement business, cost of sales as a percentage of its net revenues decreased to 75.3% for the year ended December 31, 2001 compared to 75.5% for the year ended December 31, 2000. Contributing to the decrease in cost of sales as a percentage of consolidated net revenues was the increase in net revenue from the permanent placement business, for which there is no cost of sales, relative to consolidated net revenues. The Company's IT training business contributed approximately $2.4 million in expenses included in cost of sales, an increase of approximately $0.1 million from the prior year period, primarily due to higher trainer salaries.

Selling and Operating. Consolidated selling and operating expenses increased by approximately $1.2 million, or 6.0%, for the year ended December 31, 2001 to $21.6 million from $20.4 million in the prior year period. Selling and operating expenses as a percentage of consolidated net revenues for the year ended December 31, 2001 increased to 21.0% from 17.9% in the prior year period. This increase was due partially to increased marketing efforts to generate additional revenues, and partially to marketing costs associated with our discontinued web-based job board. In our contract placement business, selling and operating expenses decreased approximately $0.4 million, or 4.3%, over the prior year period partially due to lower commissions paid on the lower revenues in 2001 discussed earlier, and partially due to lower bad debt expense. In our permanent placement business, selling and operating expenses increased approximately $0.7 million, or 9.2%, over the prior year period partially due to increased commission rates paid on revenues in 2001, and partially due to marketing costs in an attempt to increase revenues. In our IT training business, selling and operating expenses increased approximately $0.2 million, or 19.7%, over the prior year period primarily due to higher bad debt expense.

General and Administrative. Consolidated general and administrative expenses increased by approximately $1.0 million, or 7.1%, for the year ended December 31, 2001 to $14.5 million from $13.5 million in the prior year period. General and administrative expenses as a percentage of consolidated net revenues for the year ended December 31, 2001 increased to 14.1% from 11.8% in the prior year period. Contributing to this increase was an increase of $0.6 million, or 29.0%, in rent and related expense for the year ended December 31, 2001 compared to the prior year period. Of this increase approximately $0.3 million was attributable to anticipated losses in connection with lease commitments related to the closing of our Needham, Massachusetts office and the discontinuation of our web-based job board. Also contributing to the increase in general and administrative expenses was a charge for loss on disposal of equipment and software of $0.4 million in the year ended December 31, 2001 compared to a charge of $20,000 in the prior year period. This increase was due primarily to the write-off of obsolete computers and internally developed software, including the discontinued web-based job board.

Other charges. During 2001, we incurred non-cash other charges of $1.5 million compared to $0.9 million of other charges in the prior year period. In 2001, the non-cash charges related to the impairment of purchased goodwill in the IT training business and the contract placement business. The charge in 2000 primarily represents severance costs related to two former executives. Included in the 2000 charge is $0.2 million representing the fair value of stock compensation granted in accordance with a severance agreement executed between the Company and one former executive.

Interest. Interest expense was approximately $673,000 for the year ended December 31, 2001 compared to approximately $995,000 in the prior year period. The decrease in interest expense reflects our decreased usage of our line of credit, as well as a decrease in the interest rate on the line of credit to 4.75% at December 31, 2001 from 9.50% at December 31, 2000. We have historically allocated interest expense to each operating business based on debt identified specifically to the operations of that business. Interest and other income increased to approximately $71,000 for the year ended December 31, 2001 from $47,000 in the prior year period.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

Net Revenues. Consolidated net revenues from continuing operations increased by $0.5 million, or 0.5%, to approximately $114.2 million for the year ended December 31, 2000 compared to the prior year period. Our permanent placement and IT training businesses increased revenues in 2000 by $2.2 million and $1.3 million, respectively, over the prior year period. The contract placement business generated revenues of $95.6 million for the year ended December 31, 2000, a decrease of $2.9 million, or 3%, from revenues of $98.5 million in the prior year period. Such decrease resulted primarily from more severe winter weather in the first two months of 2000 compared to the prior year period, which prevented our IT consultants from performing billable services; the completion of "Year 2000" projects on which some of our consultants were working; and a general trend in the IT industry toward more permanent placement business instead of contract placement business. Our permanent placement business generated revenues of $14.4 million in 2000, an increase of $2.2 million, or 18.0%, over 1999 revenues of $12.2 million. Approximately $0.9 million of such increase reflects the operations of our Jacksonville office in 2000 which was not offering permanent placement services in 1999, and the remainder is attributable to increased marketing efforts in the other offices that offer permanent placement services. The IT training business increased revenues approximately $1.3 million, or 43.3%, from $3.0 million in 1999 to $4.3 million in 2000. The increase in revenues in our IT training business was attributable to an increase in trainer brokerage business, in which we act as a broker to supply contract trainers to client companies at the client's own facility at a markup over the contract trainer cost. We only supply the contract trainer, thereby eliminating most direct costs of this revenue. Our trainer brokerage program generated approximately $1.6 million in revenues in 2000 compared to approximately $0.1 million in revenues in 1999.

Cost of Sales. Consolidated cost of sales decreased by $1.2 million, or 1.6%, for the year ended December 31, 2000 to $74.4 million from $75.6 million in the prior year period. The decrease in cost of sales was primarily due to lower cost of sales in the contract placement business related to lower revenues discussed above. Cost of sales as a percentage of consolidated net revenues decreased to 65.1% from 66.5% in the respective periods. In our contract placement business, cost of sales as a percentage of its net revenues was unchanged at 75.5% for the years ended December 31, 2000 and 1999. The decrease in cost of sales as a percentage of consolidated net revenues was primarily attributable to the increase in net revenue from the permanent placement business discussed above, the expenses for which are not included in cost of sales, but are included in other expense categories. Our IT training business contributed approximately $2.3 million in expenses included in cost of sales, an increase of approximately $0.6 million from the prior year period, primarily due to additional trainers required for the trainer brokerage program discussed earlier.

Selling and Operating. Consolidated selling and operating expenses decreased by approximately $0.2 million, or 0.8%, for the year ended December 31, 2000 to $20.4 million from $20.6 million in the prior year period. Selling and operating expenses as a percentage of consolidated net revenues for the year ended December 31, 2000 decreased to 17.9% from 18.1% in the prior year period. This decrease was due partially to lower commissions paid on lower revenues in the contract placement business, and partially to our efforts to control costs in areas such as office supplies, travel and entertainment, and advertising. In our contract placement business, selling and operating expenses decreased approximately $1.3 million, or 11.8%, over the prior year period partially due to lower commissions paid on the lower revenues in 2000 discussed earlier, and partially due to our cost control efforts. In our permanent placement business, selling and operating expenses increased approximately $1.0 million, or 12.9%, over the prior year period primarily due to increased commissions paid on the higher revenues in 2000 discussed above. In our IT training business, selling and operating expenses were relatively unchanged at $0.9 million for the years ended December 31, 2000 and 1999.

General and Administrative. Consolidated general and administrative expenses increased by approximately $1.0 million, or 7.8%, for the year ended December 31, 2000 to $13.5 million from $12.5 million in the prior year period. General and administrative expenses as a percentage of consolidated net revenues for the year ended December 31, 2000 increased to 11.8% from 11.0% in the prior year period. Contributing to this increase was an increase of $0.6 million, or 8.2%, in salary expense for the year ended December 31, 2000 compared to the prior year period. This increase primarily reflects usual and customary salary increases for existing staff. Also contributing to the increase in general and administrative expense was an increase in depreciation expense of $0.2 million, or 27.3%, in the year ended December 31, 2000 compared to the prior year period. This increase was due primarily to computer equipment and software installed in late 1999 and early 2000 to upgrade our technology infrastructure.

Other charges. During 2000, we incurred non-recurring charges of $0.9 million compared to no such charges in the prior period. The increase primarily represented severance costs related to two former executives. Included in such charge is $0.2 million representing the fair value of stock compensation granted in accordance with a severance agreement executed between us and one former executive.

Interest. Interest expense was approximately $995,000 for the year ended December 31, 2000 compared to approximately $829,000 in the prior year period. Additionally, in the year ended December 31, 1999 we had allocated approximately $333,000 of interest expense to the discontinued IMS business, which is included in "loss from discontinued operations" in the accompanying consolidated statements of operations. We have historically allocated interest expense to each operating business based on debt identified specifically with the operations of that business. The decrease in total interest expense reflects our decreased usage of our line of credit, which had been used in 1999 to fund the IMS losses. The interest rate on our line of credit increased from 8.50% at December 31, 1999 to 9.50% at December 31, 2000, partially offsetting the decreased total interest expense. Interest and other income increased to approximately $47,000 for the year ended December 31, 2000 from $13,000 in the prior year period.

INCOME TAXES

We follow the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." In 2001, our income tax benefit was approximately $0.3 million, or 21.2% of pre-tax income from continuing operations. This effective tax benefit rate is lower than the applicable federal statutory rate of 34% primarily due to certain expenses, including the write-off of certain goodwill as a non-cash charge, that are not deductible for tax purposes. In 2000 our income tax expense from continuing operations was approximately $0.1 million, or 2.4% of pre-tax income from continuing operations. This effective tax rate is lower than the applicable federal statutory rate of 34% primarily due to our use of certain net operating loss carryforwards, for which we previously provided a valuation allowance. In addition we reduced our valuation allowance relating to the net operating loss portion of the deferred tax asset. The effective tax rate was 44.4% with respect to continuing operations for fiscal year 1999. The effective tax rate for 1999 was higher than the applicable federal statutory tax rate of 34%, primarily due to our state tax liabilities and certain expenses, including the write-off of certain goodwill as a non-recurring charge, that are not deductible for tax purposes.

SEASONALITY AND QUARTERLY RESULTS OF OPERATIONS

The following table presents certain unaudited quarterly statements of data from continuing operations for each of our last eight fiscal quarters. In our opinion, this quarterly information has been prepared on the same basis as the audited financial statements appearing elsewhere in this Report and includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the unaudited quarterly results set forth herein. Our quarterly results have in the past been subject to fluctuations, and thus, the operating results for any quarter are not necessarily indicative of results for any future period.

(Dollars in thousands)	Mar. 31, 2000	Jun. 30, 2000	Sept. 30, 2000	Dec. 31, 2000	Mar. 31, 2001	Jun. 30, 2001	Sept. 30, 2001	Dec. 31, 2001
Net Revenues	$27,320	$28,067	$28,828	$30,002	$30,388	$28,326	$23,248	$21,105
Gross Profit	9,427	9,970	10,098	10,366	10,721	10,557	7,820	7,554
Operating Income (Loss)	1,209	1,749	1,516	556	1,467	1,315	(2,434)	(1,332)
Net Income (Loss)	$919	$1,232	$1,218	$614	$753	$639	($1,544)	($1,099)
Basic and Diluted Net Income								
Income (Loss) per share	$0.06	$0.09	$0.09	$0.05	$0.06	$0.05	($0.11)	($0.08)

Because we derive revenue in our contract placement business only when our consultants are actually working, our revenues and operating results are adversely affected when our clients' facilities close due to holidays or inclement weather. During the quarters ended December 31, 2001 and 2000, the number of holidays and vacation days slightly affected revenues in the contract placement business. In addition, as companies approached the Y2K turnover they postponed some non-Y2K projects, which was reflected in decreased revenues during the first quarter of 2000. During the fourth quarter of 2000, we recorded non-recurring charges for severance costs related to two former executives. During the third and fourth quarters of 2001, we recorded non-cash charges to write off impaired goodwill.

LIQUIDITY AND CAPITAL RESOURCES

We have used borrowings under our credit facility to fund our working capital needs as our business has expanded. We utilize a cash management program to minimize non-earning cash assets, including a zero balance disbursement account as reflected in the balance of $0 in cash and cash equivalents as of December 31, 2001.

We provided cash from operating activities in 2001 of approximately $6.5 million compared to approximately $3.6 million provided in 2000, and approximately $0.1 million in 1999. In 2001 a large portion of our net loss was caused by non-cash charges, which helped to offset a decrease in accounts payable of $2.9 million, a use of funds. The primary source of cash from operating activities in 2001 was the collection of $7.5 million of accounts receivable. In 2000 the cash provided from operating activities primarily reflects our net income of approximately $4.0 million. Our net loss in 1999 consisted of large non-cash charges, which also helped offset an increase in accounts receivable and a decrease in accounts payable, both of which are uses of funds.

Cash purchases of fixed assets for the fiscal years ended December 31, 2001, 2000, and 1999 were $1.2 million, $0.7 million, and $1.0 million respectively. In 2001 we financed the purchase of $0.4 million of equipment by entering into capital lease obligations. These purchases were related primarily to the purchases of computers, software, and imaging equipment to upgrade our technology infrastructure. We plan to spend approximately $0.6 million for capital expenditures in 2002. In 1999 we received approximately $2.8 million in cash proceeds from the disposition of our IMS business.

We repaid, net of borrowings, approximately $4.7 million of our line of credit at December 31, 2001, compared to net repayments of approximately $0.5 million in 2000 and approximately $0.2 million at December 31, 1999. At December 31, 2001 we had approximately $0.9 million outstanding in connection with our overdraft facility compared to approximately $2.0 million outstanding at December 31, 2000 and approximately $1.9 million at December 31, 1999. Such overdrafts represent the amount of checks we issued prior to being funded by our line of credit through the zero balance disbursement account discussed above. We repaid approximately $0.6 million of our long-term debt in the year ended December 31, 2001 compared to approximately $1.0 million each in the periods ended December 31, 2000 and 1999. In the year ended December 31, 2000 we paid approximately $0.3 million related to our guarantee that common shares issued in connection with two of our 1998 acquisitions would equal or exceed a specified price at the anniversary date of the issuance, compared to approximately $2.1 million in the year ended December 31, 1999. We repurchased 597,145 shares of our common stock, for approximately $1.1 million, in the year ended December 31, 2000, in market transactions at prices ranging from $1.50 to $1.97 per share, which stock is considered treasury stock. In the year ended December 31, 1999, we completed a sale/lease back of certain of our fixed assets with an affiliate of PNC Bank, N.A. The lease obligation was approximately $1.4 million repayable in 36 equal monthly rental payments.

Since April 1998, we have had available a revolving advance facility, the Line of Credit, with PNC Bank, N.A., the Bank. The Line of Credit expires on April 30, 2003. This facility allows us to borrow the lesser of 85% of eligible accounts receivable, or $15.0 million. As of December 31, 2001, we had approximately $4.4 million outstanding against the Line of Credit. The Line of Credit is secured by substantially all of our assets and contains customary restrictive covenants which from time to time have been reset by the Bank, including limitations on loans we may extend to officers and employees, the incurrence of additional debt and the payment of dividends on our common shares. The Line of Credit bears interest, at the Company's option, at either the Bank's prime rate, which was 4.75% at December 31, 2001, or 225 basis points over the London Inter-Bank Offering Rate.

A continued recession in the United States economy at large could potentially lead to further decreases in our revenue in future periods. While no one customer represents greater than 10% of our total revenue, a continuing general economic recession in the United States could adversely impact our clients and cause them to further curtail the use of staffing services. Our management continues to monitor general economic conditions and expects to make adjustments to our operations as needed.

We anticipate that our primary uses of capital in future periods will be to fund increases in accounts receivable, to support internal growth by financing new offices, and to finance additional acquisitions. We believe that our Line of Credit, or other credit facilities, which may be available to us in the future, will be sufficient to meet our capital needs for at least the next twelve months.

The following table reflects our contractual cash obligations payable in the future, in the respective periods in which they are due:

	PAYMENTS DUE BY PERIOD				
Contractual Cash Obligations	**Total**	**Less Than One Year**	**1-3 Years**	**4-5 Years**	**After 5 Years**
Long-term debt including capital lease obligations	$967,000	$569,000	$398,000	$ -	$ -
Note payable, bank	4,437,000	-	4,437,000	-	-
Operating leases	6,270,000	2,162,000	3,561,000	547,000	-
Total	$11,674,000	$2,731,000	$8,396,000	$547,000	$ -

Note payable, bank consists of advances under a line of credit facility expiring April 30, 2003.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to revenue recognition and bad debts, intangible assets and income taxes. Our estimates are based on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition, Allowance for Doubtful Accounts and Bad Debts

We record permanent placement revenue at the date employment of the placed professional commences, net of an allowance for estimated adjustments during the guarantee period. We record revenues related to temporary placement services on a weekly basis as the services are performed.

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate resulting in an impairment of their ability to make payments, additional allowances may be required.

Goodwill

We have recorded goodwill related to various acquisitions we made in 1998. We record an impairment charge when we believe an asset has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of the acquired business could result in losses or an inability to recover the carrying value of goodwill that may not be reflected in the current carrying value, thereby requiring an impairment charge in the future.

Deferred Taxes

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

INFLATION

We do not believe that the rates of inflation prevailing in the United States in recent years have had a significant effect on our operations.

FORWARD-LOOKING INFORMATION

This report and other reports and statements filed by us from time to time with the Securities and Exchange Commission (collectively, "SEC Filings") contain or may contain certain forward-looking statements and information that are based on beliefs of, and information currently available to, our management as well as estimates and assumptions made by our management. When used in SEC Filings, and in oral statements by us the words "anticipate," "believe," "estimate," "expect," "future," "intend," "plan" and similar expressions as they relate to us or our management, identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions relating to our operations and results of operations, competitive factors and pricing pressures, shifts in market demand, the performance and needs of the industries served by us, and other risks and uncertainties, including, in addition to any uncertainties specifically identified in the text surrounding such statements and those identified below, uncertainties with respect to changes or developments in social, economic, business, industry, market, legal and regulatory circumstances and conditions and actions taken or omitted to be taken by third parties, including our shareholders, customers, suppliers, business partners, competitors, and legislative, regulatory, judicial and other governmental authorities and officials. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary significantly from those anticipated, believed, estimated, expected, intended or planned.

Dependence on Availability of Qualified Technical Consultants. We are dependent upon our ability to attract and retain technical consultants who possess the skills and experience necessary to meet the staffing requirements of our clients. To keep pace with rapidly evolving information technologies and changing client needs, we must continually evaluate and upgrade our database of available qualified technical consultants. Competition for individuals with proven technical skills is intense, and, as is currently customary in the industry, we do not have any exclusive contracts with our consultants. We compete for such individuals with other providers of technical staffing services, systems integrators, providers of outsourcing services, computer systems consultants, clients and temporary personnel agencies. Factors influencing such competition include compensation, benefits, growth opportunities and pre-existing relationships with other companies, particularly specialty staffing companies. As we expand into new geographic areas, we may experience difficulty attracting qualified technical consultants who have a prior relationship or familiarity with more established specialty staffing companies in such areas. There can be no assurance that qualified technical consultants will continue to be available to us in sufficient numbers to meet our current and anticipated growth requirements.

Ability to Manage Growth. Although our 2002 internal operating plan forecasts that we will have lower revenues in 2002, if we achieve sustained or significant growth, we will subject ourselves to risks by placing a substantial strain on our available managerial, sales, recruiting, financial and other resources. Specifically, such growth will require us to: (i) hire, integrate and retain qualified managers, recruiters and sales personnel in existing markets as well as markets in which we have no prior operating experience; (ii) develop and maintain relationships with an increasingly large number of highly qualified technical consultants; (iii) maintain cost controls in all of our businesses; and (iv) apply our management practices to a significantly larger organization. Expansion beyond the geographic areas where our offices are presently located will further increase demands on our management. Our ability to manage our staff and facilities growth effectively will require us to continue to expand our operational, financial and other internal systems. There can be no assurance that our systems, procedures and controls will be successfully implemented or adequate to support our expanded operations. Furthermore, an element of our business strategy is to cross-sell the existing services of our businesses to new and existing clients. Historically, these businesses have operated independently, producing only occasional referrals, and there can be no assurance that we will successfully market such services on an integrated basis. In addition, if the technology sector of the economy continues a downturn, we could be affected more so than other businesses.

Dependence on Contract Placement Business. Our contract placement business was responsible for 86.6%, 83.7% and 82.5% of our total revenues for the years ended December 31, 1999, 2000 and 2001, respectively. In addition, for the year ended 2001, one customer of the contract placement business, Merck & Company, Inc., accounted for approximately 7.9% of total contract placement revenues, and 6.5% of our total revenues. There can be no assurance that we will be able to retain this level of revenue from this client. Our ability to sustain or increase revenues in the contract placement business is subject to various factors, including our ability to attract and retain qualified technical consultants, to hire, integrate and retain qualified managers, recruiters and sales personnel in existing and new markets, to apply our management practices to a significantly larger organization and to consummate acquisitions of and to successfully integrate profitable staffing companies. Our inability to successfully manage these factors would have a material adverse effect on the revenues of the contract placement business. There can be no assurance that we will be able to sustain or increase our contract placement revenues. Furthermore, a decline in the level of contract placement revenues would have a material adverse effect on us.

Risk of NASDAQ Delisting. There are several requirements that we must satisfy in order for our Common Stock to continue to be listed on the NASDAQ National Market. These requirements include, but are not limited to, maintaining a minimum per share price of our Common Stock of one dollar and a minimum aggregate market value of publicly held shares (MVPHS) of our Common Stock of $5,000,000. We have received notification from The Nasdaq Stock Market, Inc. that our Common Stock will be delisted from the NASDAQ National Market unless the stock closes at or above one dollar per share for at least ten consecutive days by May 15, 2002. The per share price of our Common Stock and the MVPHS of our Common Stock do not currently satisfy requirements to remain listed on the NASDAQ National Market. In addition, in the future we may not comply with other listing requirements, which might result in the delisting of our Common Stock. If our Common Stock is delisted from the NASDAQ National Market, we may list the Common Stock for trading over-the-counter or apply to have the Common Stock listed on the NASDAQ Smallcap Market, subject to NASDAQ's approval. Delisting from the NASDAQ National Market could adversely affect the liquidity and the price of our Common Stock and could have a long-term adverse impact on our ability to raise future capital through a sale of our Common Stock. In addition, delisting could make it more difficult for investors to obtain quotations or trade our Common Stock.

Acquisition Risks. We from time to time evaluate the possible acquisition of companies that will complement and expand our existing businesses, principally in new geographic markets. The successful implementation of this strategy is dependent on our ability to identify suitable acquisition candidates, acquire such companies on suitable terms and integrate their operations with ours. There can be no assurance that we will be able to identify suitable acquisition candidates or that, if identified, we will be able to acquire such companies on suitable terms. The specialty staffing industry is relatively mature. Acquisitions in this industry are therefore likely to be at higher relative prices than for other industries due to competition from other staffing companies for acquisition candidates. Acquisitions also involve a number of special risks, including: (i) adverse effects on our reported operating results, including interest expense; (ii) diversion of management attention; (iii) risks associated with unanticipated problems, liabilities or contingencies; (iv) difficulties and higher than expected costs related to the integration of the acquired business; and (v) dilution of existing shareholders. The occurrence of some or all of the events described in these risks could have a material adverse effect on our business, financial condition and results of operations.

SUBSEQUENT EVENTS

On or about February 14, 2002 we received notification from The Nasdaq Stock Market, Inc. that our Common Stock will be delisted from the NASDAQ National Market unless the stock closes at or above one dollar per share for at least ten consecutive days by May 15, 2002. The per share price of our Common Stock and the MVPHS of our Common Stock do not currently satisfy requirements to remain listed on the NASDAQ National Market. In addition, in the future we may not comply with other listing requirements, which might result in the delisting of our Common Stock. If our Common Stock is delisted from the NASDAQ National Market, we may list the Common Stock for trading over-the-counter or apply to have the Common Stock listed on the NASDAQ Smallcap Market, subject to NASDAQ's approval. Delisting from the NASDAQ National Market could adversely affect the liquidity and the price of our Common Stock and could have a long-term adverse impact on our ability to raise future capital through a sale of our Common Stock. In addition, delisting could make it more difficult for investors to obtain quotations or trade our Common Stock.

On February 7, 2002, we announced the commencement of a voluntary stock option exchange program for our employees. Under the program, employees holding options to purchase our Common Stock were given an opportunity to exchange certain of their existing options, with exercise prices equal to or greater than $2.10 per share, for new options. Employees will receive one new option for every three eligible options surrendered. We expect the new options to be granted on or about September 20, 2002. The new options will vest over four years. The exercise price of the new options will be the last reported trading price of our Common Stock on their grant date.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk due to the variable interest rates on our Line of Credit discussed above. The interest rates vary primarily due to changes in short term interest rates promulgated by the Federal Reserve Bank in its efforts to control general economic conditions. During 2001, the Federal Reserve Bank caused such interest rates to decline, and further rate decreases would likely decrease our interest cost. Assuming our indebtedness under our Line of Credit is approximately $4.4 million, and we continue to have approximately 13,500,000 common shares outstanding, a 1% decrease in our interest rate will increase our annual earnings per share by less than 1 cent. Correspondingly a 1% increase in our interest rate will decrease our annual earnings per share by less than 1 cent.

We have not entered into derivative financial or commodity instrument transactions. We do not believe that our exposure to market risk from other types of financial instruments, such as accounts receivable and accounts payable, is material.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS.

Our Common Shares, $0.01 par value per share, are traded on the NASDAQ National Market under the symbol JUDG. The per share closing quotation for our Common Shares on March 19, 2002 was $0.62. As of March 19, 2002, there were 209 shareholders of record of our Common Shares. Because many of such shares are held by brokers and other institutions on behalf of shareholders, we are unable to estimate the total number of shareholders represented by these record holders. The following table sets forth the high and low sales price per share of our Common Shares for the periods indicated:

	PRICE RANGE	
	HIGH	**LOW**
Fiscal 2000		
First Quarter	$ 3.250	$ 1.438
Second Quarter	$ 2.250	$ 1.000
Third Quarter	$ 1.875	$ 1.219
Fourth Quarter	$ 1.563	$ 0.813
Fiscal 2001		
First Quarter	$ 1.500	$ 1.000
Second Quarter	$ 1.650	$ 1.050
Third Quarter	$ 1.750	$ 0.640
Fourth Quarter	$ 0.840	$ 0.470

We have never paid any cash dividends on our Common Shares and do not anticipate paying cash dividends on our Common Shares in the foreseeable future and are prohibited from doing so under the terms of our primary credit facility. Our ability to pay dividends on our Common Shares is further dependent on the earnings and cash flow of our operating subsidiaries and the availability of such cash flow to us.

There are several requirements that we must satisfy in order for our Common Stock to continue to be listed on the NASDAQ National Market. These requirements include, but are not limited to, maintaining a minimum per share price of our Common Stock of one dollar and a minimum aggregate market value of publicly held shares (MVPHS) of our Common Stock of $5,000,000. We have received notification from The Nasdaq Stock Market, Inc. that our Common Stock will be delisted from the NASDAQ National Market unless the stock closes at or above one dollar per share for at least ten consecutive days by May 15, 2002. The per share price of our Common Stock and the MVPHS of our Common Stock do not currently satisfy requirements to remain listed on the NASDAQ National Market. In addition, in the future we may not comply with other listing requirements, which might result in the delisting of our Common Stock. If our Common Stock is delisted from the NASDAQ National Market, we may list the Common Stock for trading over-the-counter or apply to have the Common Stock listed on the NASDAQ Smallcap Market, subject to NASDAQ's approval. Delisting from the NASDAQ National Market could adversely affect the liquidity and the price of our Common Stock and could have a long-term adverse impact on our ability to raise future capital through a sale of our Common Stock. In addition, delisting could make it more difficult for investors to obtain quotations or trade our Common Stock.

SELECTED FINANCIAL DATA

The following table sets forth selected consolidated operating statement and balance sheet data for the periods indicated. The selected consolidated operating statement and balance sheet data at and for each of the five fiscal years presented below are derived from our audited Consolidated Financial Statements. This data should be read in conjunction with management's discussion and analysis of financial condition and results of operations and our Consolidated Financial Statements included herein.

STATEMENTS OF OPERATIONS DATA	**YEARS ENDED DECEMBER 31,** (In thousands, except per share data)				
	2001	**2000**	**1999**	**1998**	**1997**
Net revenues	$103,067	$114,217	$113,705	$95,218	$82,083
Cost of sales	66,413	74,356	75,570	64,316	57,616
Selling and operating expenses	21,633	20,400	20,563	18,874	12,190
General and administrative expenses	14,475	13,514	12,535	10,189	5,931
Other charges	1,531	917	0	1,019	0
Total costs and expenses	104,052	109,187	108,668	94,398	75,737
Operating income (loss)	(985)	5,030	5,037	820	6,346
Interest income (expense), net	(673)	(995)	(829)	(154)	141
Other income	71	48	13	94	29
Income (loss) before income taxes	(1,587)	4,083	4,221	760	6,516
Income tax expense (benefit)	(336)	100	1,877	752	2,373
Income (loss) from continuing operations	(1,251)	3,983	2,344	8	4,143
Loss from discontinued operations	0	0	(2,153)	(5,125)	(1,431)
Loss on disposal of discontinued operations	0	0	(6,275)	0	0
Net income (loss)	($1,251)	$3,983	($6,084)	($5,117)	$2,712
Income (loss) from continuing operations per Common Share: Basic	($0.09)	$0.29	$0.17	$0.00	$0.32
Diluted	($0.09)	$0.29	$0.17	$0.00	$0.32
Loss from discontinued operations per Common Share: Basic	$0.00	$0.00	($0.15)	($0.38)	($0.11)
Diluted	$0.00	$0.00	($0.15)	($0.38)	($0.11)
Basic and Diluted loss from disposal of discontinued operations per Common Share	$0.00	$0.00	($0.46)	$0.00	$0.00
Basic and Diluted net income (loss) per Common Share	($0.09)	$0.29	($0.44)	($0.38)	$0.21
Basic weighted average shares	13,502	13,702	13,761	13,458	12,761
Diluted weighted average shares	13,502	13,924	13,797	13,458	12,826
BALANCE SHEET DATA:	**AS OF DECEMBER 31,** (Dollars in thousands)				
	2001	**2000**	**1999**	**1998**	**1997**
Working capital	$11,172	$16,608	$14,181	$12,213	$18,525
Total assets	28,062	37,341	35,086	47,885	31,934
Notes payable, including current portion	4,437	9,167	9,689	9,882	0
Other long-term obligations, including current portion	1,508	1,457	2,135	1,996	355
Shareholders' equity	17,863	18,992	16,006	23,081	26,274

INDEPENDENT AUDITOR'S REPORT

Board of Directors
The Judge Group, Inc.
Bala Cynwyd, Pennsylvania

We have audited the accompanying consolidated balance sheets of The Judge Group, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity, and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of The Judge Group, Inc. for the year ended December 31, 1999 were audited by Rudolph, Palitz LLC, independent accountants, whose members merged with McGladrey & Pullen, LLP on August 1, 2000. Rudolph, Palitz LLC's report dated February 25, 2000 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Judge Group, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

MCGLADREY & PULLEN, LLP

February 22, 2002
Blue Bell, Pennsylvania

The Judge Group, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
CURRENT ASSETS		
Cash	$ -	$ -
Accounts receivable, net	12,663,173	20,777,480
Prepaid income taxes and deferred taxes	2,161,847	3,162,983
Prepaid expenses and other	1,171,422	976,061
TOTAL CURRENT ASSETS	15,996,442	24,916,524
PROPERTY AND EQUIPMENT, NET	3,161,441	3,183,062
OTHER ASSETS		
Deposits and other assets	378,251	355,282
Deferred taxes	1,433,000	-
Other receivables, officers and employees	669,552	539,069
Goodwill, net of accumulated amortization of $2,802,169, 2001 and $1,998,879, 2000	6,423,781	8,347,384
TOTAL OTHER ASSETS	8,904,584	9,241,735
TOTAL ASSETS	$28,062,467	$37,341,321
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Current portion of long-term debt	$ 569,117	$583,384
Accounts payable and accrued expenses	3,837,079	6,737,719
Payroll and sales taxes	285,329	495,809
Deferred revenue	132,016	491,883
TOTAL CURRENT LIABILITIES	4,823,541	8,308,795
LONG-TERM LIABILITIES		
Note payable, bank	4,436,541	9,166,902
Deferred rent obligation	541,267	318,416
Debt obligations, net of current portion	397,748	555,610
TOTAL LONG-TERM LIABILITIES	5,375,556	10,040,928
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY		
Common stock, $.01 par value, 50,000,000 shares authorized; at December 31, 2001, 14,141,373 shares issued and 13,504,228 shares outstanding; at December 31, 2000, 14,134,373 shares issued and 13,497,228 shares outstanding	141,413	141,343
Preferred stock, at December 31, 2001 and 2000, $.01 par value, 10,000,000 shares authorized	-	-
Additional paid-in capital	24,176,111	24,053,557
Accumulated deficit	(5,086,501)	(3,835,649)
	19,231,023	20,359,251
Less: Treasury Stock, 637,145 shares; at cost	1,367,653	1,367,653
TOTAL SHAREHOLDERS' EQUITY	17,863,370	18,991,598
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$28,062,467	$37,341,321

See notes to Consolidated Financial Statements.

The Judge Group, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	2001	2000	1999
NET REVENUES	$103,066,972	$114,217,453	$113,704,958
COSTS AND EXPENSES			
Cost of sales	66,412,910	74,356,097	75,569,731
Selling and operating	21,632,634	20,400,612	20,562,479
General and administrative	14,474,927	13,513,519	12,535,158
Other charges (Note 2)	1,531,249	916,719	-
Total costs and expenses	104,051,720	109,186,947	108,667,368
OPERATING INCOME (LOSS)	(984,748)	5,030,506	5,037,590
OTHER INCOME (EXPENSE), NET, PRINCIPALLY INTEREST EXPENSE	(602,182)	(947,594)	(815,925)
INCOME (LOSS) BEFORE INCOME TAX EXPENSE	(1,586,930)	4,082,912	4,221,665
INCOME TAX EXPENSE (BENEFIT)	(336,078)	99,990	1,877,115
INCOME (LOSS) FROM CONTINUING OPERATIONS	(1,250,852)	3,982,922	2,344,550
LOSS FROM DISCONTINUED OPERATIONS (NET OF TAX BENEFIT OF $1,089,056)	-	-	(2,153,372)
LOSS ON DISPOSAL OF DISCONTINUED OPERATIONS (NET OF TAX EFFECT OF $1,994,830)	-	-	(6,275,056)
NET INCOME (LOSS)	($1,250,852)	$3,982,922	($6,083,878)
NET INCOME (LOSS) PER SHARE:			
BASIC			
INCOME (LOSS) FROM CONTINUING OPERATIONS	($0.09)	$0.29	$0.17
LOSS FROM DISCONTINUED OPERATIONS	-	-	(0.61)
NET INCOME (LOSS)	($0.09)	$0.29	($0.44)
DILUTED			
INCOME (LOSS) FROM CONTINUING OPERATIONS	($0.09)	$0.29	$0.17
LOSS FROM DISCONTINUED OPERATIONS	-	-	(0.61)
NET INCOME (LOSS)	($0.09)	$0.29	($0.44)
WEIGHTED AVERAGE SHARES USED IN NET INCOME (LOSS) PER SHARE CALCULATIONS:			
BASIC	13,502,000	13,702,000	13,761,000
DILUTED	13,502,000	13,924,000	13,797,000

See notes to Consolidated Financial Statements.

The Judge Group, Inc and Subsidiaries
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	Common Stock					
	Shares	Amount	Additional Paid In Capital	Accumulated Deficit	Treasury Stock	Total
Balance, December 31, 1998	13,541,302	$135,412	$24,900,474	($1,734,693)	($220,000)	$23,081,193
Acquisition/disposition transactions	443,071	4,431	(995,417)	-	-	(990,986)
Net Loss	-	-	-	(6,083,878)	-	(6,083,878)
Balance, December 31, 1999	13,984,373	139,843	23,905,057	(7,818,571)	(220,000)	16,006,329
Purchase of Treasury Stock	-	-	-	-	(1,147,653)	(1,147,653)
Issuance of common stock in connection with severance agreement	150,000	1,500	148,500	-	-	150,000
Net Income	-	-	-	3,982,922	-	3,982,922
Balance, December 31, 2000	14,134,373	141,343	24,053,557	(3,835,649)	(1,367,653)	18,991,598
Issuance of shares for exercise of stock options	7,000	70	8,680	-	-	8,750
Issuance of Stock Warrants	-	-	113,874	-	-	113,874
Net Loss	-	-	-	(1,250,852)	-	(1,250,852)
Balance, December 31, 2001	14,141,373	$141,413	$24,176,111	($5,086,501)	($1,367,653)	$17,863,370

See notes to Consolidated Financial Statements.

The Judge Group, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	2001	2000	1999
OPERATING ACTIVITIES			
Net income (loss)	($1,250,852)	$3,982,922	($6,083,878)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	1,676,278	1,529,162	1,762,973
Impairment of goodwill	1,531,249	-	-
Provision for losses on lease	258,395	-	-
Loss on disposal of discontinued operations	-	-	6,275,056
Deferred taxes	(311,000)	(137,000)	(9,000)
Deferred rent	(35,544)	(81,121)	(342,342)
Provision for losses on accounts receivable	624,467	957,771	927,951
Stock compensation and warrants	113,874	150,000	-
Loss on disposal of equipment	366,635	20,830	204,393
Changes in operating assets and liabilities:			
(Increase) decrease in:			
Accounts receivable	7,489,840	(3,150,543)	(1,526,105)
Inventories	-	-	(144,853)
Deposits and other	(153,452)	94,630	(148,008)
Prepaid income taxes	(120,864)	(224,738)	1,112,504
Prepaid expenses and other current assets	(195,361)	(308,430)	(146,536)
Increase (decrease) in:			
Accounts payable and accrued expenses	(2,900,640)	714,535	(1,751,356)
Payroll and sales taxes	(210,480)	73,792	(154,545)
Deferred revenue	(359,867)	17,816	108,377
Net cash provided by operating activities	6,522,678	3,639,626	84,631
INVESTING ACTIVITIES			
Purchases of property and equipment	(1,179,680)	(682,727)	(958,286)
Proceeds from disposition of businesses	-	-	2,788,000
Net cash provided by (used in) investing activities	(1,179,680)	(682,727)	1,829,714
FINANCING ACTIVITIES			
Repayments of notes payable, bank, net	(4,730,361)	(522,023)	(192,670)
Principal payments on long-term debt	(621,387)	(956,008)	(1,040,672)
Exercise of Stock options	8,750	-	-
Proceeds from lease payable, bank	-	-	1,425,000
Contingent amounts paid – acquisitions	-	(335,786)	(2,145,000)
Purchase of treasury stock	-	(1,147,653)	-
Net cash used in financing activities	(5,342,998)	(2,961,470)	(1,953,342)
DECREASE IN CASH	-	(4,571)	(38,997)
CASH, BEGINNING	-	4,571	43,568
CASH, ENDING	-	-	$4,571
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$760,000	$921,000	$1,142,000
Income taxes	$381,000	$568,000	$768,000

See notes to Consolidated Financial Statements.

The Judge Group, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

NOTE 1. DESCRIPTION OF BUSINESS

The Judge Group, Inc. (the "Company"), a Pennsylvania corporation founded in 1970, provides (i) information technology ("IT") and engineering professionals to its clients on both a temporary basis (through its "Contract Placement" business) and a permanent basis (through its "Permanent Placement" business), and (ii) information technology training (through its "IT Training" business) on a range of software and network applications to corporate, governmental and individual clients. At December 31, 2001, the Company, headquartered in Bala Cynwyd, Pennsylvania, operated regional offices in eleven states throughout the United States. A substantial portion of the Company's revenues are derived from customers located in the Mid-Atlantic corridor of the United States. The Company also formerly provided computer network and document management system integration, implementation, maintenance and training (through its "Information Management Solutions" business ("IMS")). In 1999, the Company disposed of the IMS business through the sale of substantially all of the assets of that business (See Note 3).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation. The accompanying consolidated financial statements include the accounts of the Company, and the Company's wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates. The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition in Contract Placement and Permanent Placement Businesses. The Company recognizes permanent placement revenues at the date employment of the placed professional commences, subject to reversal and adjustments if such employment is terminated during a guarantee period. The Company records an allowance for estimated adjustments during the guarantee period. Revenues related to temporary placement services are recognized on a weekly basis as the services are performed.

Revenue Recognition in IT Training Business. Tuition and fee revenues are recognized when the classes are held. Payments received prior to the class commencing are recorded as deferred revenues.

Concentration of Credit Risk. The Company maintains cash balances at financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 at each institution.

Accounts Receivable. Accounts receivable at December 31, 2001 and 2000 were net of allowances for doubtful accounts of $776,000 and $1,264,000, respectively, and allowances for placement fee returns of $139,000 and $175,000, respectively.

Included in accounts receivable was unbilled work-in-process of approximately $1,488,000 and $168,000 at December 31, 2001 and 2000, respectively.

The allowance for doubtful accounts is established through charges to earnings in the form of a charge to bad debt expense. Accounts that are determined to be uncollectible are charged against the allowance account. Management makes periodic assessments of the adequacy of the allowance that requires the Company to recognize additions or reductions to the allowance. It is reasonably possible that factors may change significantly and, therefore, affect management's determination of the allowance for doubtful accounts in the near term.

Property and Equipment and Depreciation and Amortization. Property and equipment are stated at cost. Depreciation and amortization is computed on the straight-line and accelerated methods over the estimated useful lives of the related assets. Amortization of equipment under capital leases is provided over the shorter of the related lease terms or the estimated useful lives of the related assets. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful lives of the improvements.

At December 31, 2001 and 2000, property and equipment consisted of:

	Depreciable Lives	2001	2000
Office furniture and equipment	5-10 years	$ 2,110,154	$ 2,275,447
Computer equipment	3 - 5 years	1,103,854	2,080,434
Leasehold improvements	3 - 10 years	286,900	179,456
Equipment under capital lease, principally computer equipment	3 - 5 years	2,245,400	1,796,142
		5,746,308	6,331,479
Less: accumulated depreciation and amortization		(2,584,867)	(3,148,417)
		$ 3,161,441	$ 3,183,062

Depreciation and amortization expense charged to continuing operations related to property and equipment, including property under capital leases, amounted to $1,284,000 in 2001, $1,118,000 in 2000, and $878,000 in 1999.

The carrying value of assets under capital leases amounted to approximately $842,000 and $1,033,000 at December 31, 2001 and 2000, respectively.

Income Taxes. Deferred taxes are provided utilizing the liability method as prescribed by SFAS No. 109, "Accounting for Income Taxes," whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Intangible Assets. Goodwill represents the excess of the cost of companies acquired over the fair value of their net assets at the date of acquisition and has been amortized on the straight-line method over terms ranging from ten years to twenty-five years. Amortization of goodwill charged to continuing operations for the periods ended December 31, 2001, 2000 and 1999 was approximately $392,000, $404,000, and $403,000 respectively, and is included in general and administrative expenses in the consolidated statements of operations. In 2001, the Company determined an additional $1,531,000 of goodwill was impaired, in accordance with SFAS 121 (see "Other charges" below).

Deferred Rent Obligation. The Company is party to operating lease agreements for certain of its office facilities, which contain provisions for free rent for a certain period, with subsequent rent increases. In accordance with accounting principles generally accepted in the United States of America, the Company records monthly rent expense equal to the total of the payments due over the lease terms, divided by the number of months of the respective lease agreements. The difference between rent expense recorded and the amount paid is credited or charged to deferred rent obligation in the accompanying consolidated balance sheets. In addition, deferred rent obligation includes a $170,000 accrual for the remaining lease payments related to facilities closed in 2001.

Other Charges. In 2001, the Company recorded pretax non-cash charges of approximately $1,531,000 to reflect the impairment of goodwill. Approximately $990,000 was written off in the third quarter of 2001 due to continuing losses in and closure of its Nashville, Tennessee office. The goodwill was originally acquired in 1998 when the Company purchased all of the assets of an IT placement firm with offices in Nashville, Tennessee. The remaining $541,000 charge recorded for the impairment of goodwill in the fourth quarter of 2001 was the result of continuing losses in the Company's IT Training business. The goodwill was originally acquired in 1996 when the Company purchased all of the outstanding common stock of The Berkeley Associates, Inc., an IT training business.

The impairment of purchased goodwill was a non-cash charge determined in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The SFAS 121 charge had no impact on the Company's 2001 cash flow.

In the fourth quarter of 2000, the Company recorded a pretax charge of approximately $917,000 to reflect severance costs related to two former members of management.

Advertising Expenses. The Company participates in various advertising programs. All costs related to advertising are expensed in the period incurred. Advertising expense charged to continuing operations amounted to approximately $466,000, $568,000, and $847,000 in 2001, 2000, and 1999, respectively.

Earnings (Loss) Per Share. Earnings (loss) per share are computed in accordance with SFAS No. 128, "Earnings Per Share."
Basic earnings (loss) per share amounts are computed based on net income (loss) divided by the weighted average number of shares actually issued, reduced by treasury shares. The number of shares used in the computation were approximately 13,502,000 in 2001, 13,702,000 in 2000, and 13,761,000 in 1999.

Diluted earnings (loss) per share amounts for years 2001, 2000 and 1999 are based on the weighted average number of shares calculated for basic earnings (loss) per share purposes increased by (when dilutive) the number of shares that would be outstanding assuming the exercise of certain outstanding stock options or warrants. The number of shares used in the computation was approximately 13,502,000 in 2001, 13,924,000 in 2000, and 13,797,000 in 1999. In computing diluted earnings (loss) per share, options and warrants to purchase 2,766,000, 1,073,000 and 1,619,000 shares of common stock were excluded from the computation for the years ended December 31, 2001, 2000, and 1999, respectively. The options and warrants were excluded from the 2001 computation because the assumed exercise of the options and warrants would be anti-dilutive in the calculation of net loss per share. The options were excluded from the 2000 and 1999 computations because the exercise prices of such options were greater than the average market price of the Company's common stock during that period.

Reclassifications. Certain items in the 2000 and 1999 financial statements have been reclassified to conform to the 2001 financial statement presentation.

Fair Value of Financial Instruments. The estimated fair values of substantially all of the Company's financial instruments are approximately equal to their carrying values for all periods presented.

Accounting Pronouncements Not Yet Adopted. In July 2001, the Financial Accounting Standards Board ("FASB") issued two statements – Statement 141, Business Combinations, and Statement 142, Goodwill and Other Intangible Assets, (the "Statements").

Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. Statement 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Statement 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives, if any, will continue to be amortized over their estimated useful lives.

The Company will apply Statement 142 beginning in the first quarter of 2002. Application of the non-amortization provisions of Statement 142 is expected to result in an increase in net income of approximately $182,000 ($0.01 per common share) in 2002. The Company will test goodwill for impairment using the two-step process prescribed in Statement 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The Company expects to perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 in the second quarter of 2002. Any impairment charge resulting from these transitional impairment tests will be reflected as the cumulative effect of a charge in accounting principle in the second quarter of 2002. The Company has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.

In August 2001, the FASB issued Statement 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 is effective in the first quarter of 2002. The Company does not believe that SFAS No. 144 will have a material effect on its results of operations.

NOTE 3. DISCONTINUED OPERATIONS

On June 15, 1999 the Company adopted a formal plan to dispose of the IMS business. During 1999 substantially all of the net assets of the IMS business were disposed of for total consideration of approximately $4,358,000 consisting of cash, note receivable, and forgiveness of amounts payable to the buyer. Assets sold consisted primarily of accounts receivable, inventory, and property and equipment. Liabilities assumed by the respective purchasers consist primarily of accounts payable, accrued expenses, and equipment leases payable.

The loss on disposal of the IMS business of approximately $6,275,000, net of tax benefit of $1,995,000, represents the actual and estimated loss on the disposal of the assets and a provision of $134,000 for operating losses during the phase-out period. Included in the determination of the loss on disposal was the write-off of goodwill of $7,063,000 relating to the IMS business.

Operating results of the IMS business for the year ended December 31, 1999 is shown separately in the accompanying consolidated statements of operations, as "loss from discontinued operations."

Net revenues of the IMS business for the year ended December 31, 1999 were approximately $7,027,000. This amount is not included in net revenues in the accompanying consolidated statements of operations for the period ended December 31, 1999.

NOTE 4. NOTE PAYABLE, BANK

Note payable, Bank, consists of advances to the Company under a $15,000,000 line of credit facility. The line of credit bears interest at the Bank's prime rate (4.75% at December 31, 2001) or, at the option of the Company, a portion of the outstanding balance bears interest at 225 basis points over the London Inter-Bank Offering Rate (3.91% at December 31, 2001). Maximum permitted borrowings thereunder are the lesser of $15,000,000 or 85% of qualified accounts receivable, as defined in the line of credit agreement. The line of credit is collateralized by substantially all of the Company's assets, expires April 30, 2003 and is subject to certain covenants, including financial covenants requiring certain levels of net worth, cash flow coverage, and leverage, as well as limitations on capital expenditures. In addition, the Company and all of its subsidiaries are jointly and severally responsible for all of the debt outstanding under the line.

NOTE 5. LONG-TERM DEBT

At December 31, 2001 and 2000, long-term debt consisted of the following:

	2001	2000
Capital lease obligation, pursuant to a sale/leaseback transaction; payable in monthly installments of $41,992, including interest imputed at 12.0% and taxes, through March 2002; and a final payment of $213,750 in April 2002; collateralized by substantially all of the Company's property and equipment; the lease transfers ownership of certain office equipment to the Company at the end of the lease term	$328,433	$764,110
Capital lease obligations; payable in monthly installments of $6,864, including interest, plus taxes, through March 2004; collateralized by certain computer equipment	144,718	189,274
Capital lease obligations; payable in various quarterly installments through July 2004 currently aggregating $38,983 including interest at rates ranging from 5.8% to 6.9%, over 36 months from the installation date of the equipment, as defined; collateralized by certain computer equipment	486,422	123,110
Note payable, other	7,292	62,500
	966,865	1,138,994
Less: Current portion	(569,117)	(583,384)
Long-term portion	$ 397,748	$ 555,610
Approximate maturities of long-term debt are as follows:	**Year Ending December 31,**	**Amount**
	2002	$ 569,000
	2003	256,000
	2004	142,000
		$ 967,000

Interest expense charged to continuing operations was approximately $673,000, $995,000, and $829,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

NOTE 6. INCOME TAXES

The Company files a consolidated Federal income tax return with all of its wholly owned subsidiaries. State income taxes are determined on the basis of filing separate returns for each company as required by the applicable state regulations.

The net deferred tax asset at December 31, 2001 and 2000 included the following:

	2001	2000
Deferred tax asset	$ 3,333,000	$ 3,022,000
Valuation allowance for deferred tax asset	(236,000)	(236,000)
Net deferred tax asset after valuation allowance.	$ 3,097,000	$ 2,786,000

At December 31, 2001 and 2000, the net deferred tax assets of $3,097,000 and $2,786,000, respectively, were included in "prepaid income taxes and deferred taxes" in the accompanying consolidated balance sheets.

The tax effect of major temporary differences that gave rise to the Company's net deferred tax asset are as follows:

	2001	2000
Net operating loss carryforwards	$ 2,969,000	$ 2,419,000
Allowance for doubtful accounts	384,000	576,000
Accrued expenses and lease provision	522,000	530,000
Other	62,000	91,000
Amortization of goodwill	(267,000)	(201,000)
Depreciation	(337,000)	(393,000)
	$ 3,333,000	$ 3,022,000

Income tax expense for continuing operations for the years ended December 31, 2001, 2000 and 1999 consisted of the following:

	2001	2000	1999
Current tax expense (benefit):			
Federal	$ ---	$ ---	$ 1,184,901
State	(25,078)	236,990	701,214
Deferred tax expense (benefit)	(311,000)	(137,000)	(9,000)
Income tax expense (benefit)	($ 336,078)	$ 99,990	$ 1,877,115

Current tax expense in 2000 has been reduced by the utilization of certain federal and state net operating loss carryforwards. At December 31, 1999, the Company provided a deferred tax valuation allowance of $2,109,000. During 2000, a portion of the valuation allowance was reversed due to earnings of the Company and management's assessment that it is more likely than not that a portion of the deferred tax asset relating to net operating loss carryforwards will be realized in future years through taxable earnings.

A reconciliation of the Company's effective income tax rate with the statutory Federal rate follows:

	Year Ended December 31,		
	2001	2000	1999
Tax expense (benefit) at statutory rate (34%)	($ 539,000)	$ 1,389,000	$ 1,436,000
Permanent differences, including non-deductible goodwill amortization, net	251,000	72,000	73,000
Change in valuation allowance	---	(1,873,000)	---
Other, principally adjustments to estimated tax accruals	5,922	351,990	(3,885)
State income taxes, net of Federal tax benefit	(54,000)	160,000	372,000
	($ 336,078)	$ 99,990	$ 1,877,115

The Company has a federal net operating loss carryforward of approximately $2,800,000 that is subject to certain Federal income tax limitations. These loss carryforwards expire between 2007 and 2012. In addition, the Company has net operating loss carryforwards of approximately $3,800,000, which can be applied against future federal taxable income of the Company and which expire between 2019 and 2021.

NOTE 7. COMMITMENTS AND CONTINGENCIES

Lease Obligations. The Company and its subsidiaries lease office facilities under operating lease agreements that expire at various times through the year 2006. Certain of these leases contain optional provisions for additional periods of time. Rent expense was approximately $2,537,000, $2,037,000 and $2,228,000 for the years ended December 31, 2001, 2000 and 1999, respectively. At December 31, 2001, minimum annual future rental commitments, exclusive of common area maintenance costs and utilities, are as follows:

Year Ended December 31,	Amount
2002	$ 2,162,000
2003	1,983,000
2004	1,578,000
2005	491,000
2006	56,000
	$ 6,270,000

Self-Insurance. The Company is partially self-insured for health care claims for eligible active employees. The Company is currently liable for aggregate claims up to approximately $2,072,000 annually. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported.

NOTE 8. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

At December 31, 2001 and 2000, accounts payable and accrued expenses consist of:

	2001	2000
Accrued payroll and commissions	$1,572,000	$2,433,000
Checks outstanding in excess of bank balance	937,000	2,022,000
Accrued severance costs	260,000	766,000
Accounts payable and other accrued expenses	1,068,000	1,517,000
	$3,837,000	$6,738,000

NOTE 9. SHAREHOLDERS' EQUITY AND EARNINGS (LOSS) PER SHARE

Treasury Stock. In June 2000 the Company's Board of Directors authorized a program to repurchase the Company's common shares on the open market to a maximum cost of $1,200,000. During 2000, 597,145 common shares at prices ranging from $1.50 to $1.97 per share were repurchased, and are considered treasury stock.

Dividends. In accordance with the provisions of its line of credit, the Company is not permitted to declare or pay any cash dividends on its common stock.

Warrants. In February 2001, the Company issued warrants to purchase 100,000 shares of common stock to an investment-banking firm for services to be rendered. Such warrants were valued at approximately $114,000, which has been credited to additional paid in capital, and was amortized over six months during 2001. The warrants are exercisable any time prior to February 12, 2006 at an exercise price of $2.25 per share. The fair value of the warrants was estimated at the date of grant using the Black-Scholes option pricing model with a weighted average assumption of a risk-free interest rate of 4.9%, an expected dividend yield of 0%, an expected life of five years from date of grant, and an expected price volatility of 159%. No warrants were exercised in 2001 and all warrants issued in 2001 are outstanding at December 31, 2001.

Stock Option Plan. The Company has an Incentive Stock Option and Non-Qualified Stock Option Plan, most recently amended May 22, 2001, (the "Incentive Plan"), for key employees, consultants, and non-employee directors. Options may be granted under the Incentive Plan to purchase up to a maximum of 4,500,000 of the Company's common shares, subject to certain adjustments and restrictions. The price of each option shall be the fair market value of the shares on the date of the grant. The options granted are generally subject to a four-year vesting schedule in equal increments annually, and are exercisable any time after vesting up to 10 years from grant date.

During 1999, 2000 and 2001, stock options were only granted to employees and directors.

A summary of the Company's Incentive Plan activity for common shares for the years ended December 31, 2001, 2000 and 1999 follows:

	Number of Shares	Weighted Average Exercise Price	Options Exercisable at Year End
Outstanding 12/31/98	1,460,450	$ 5.70	138,541
Granted	1,059,444	1.55	
Exercised	-0-		
Terminated	(690,200)	4.24	
Outstanding 12/31/99	1,829,694	3.84	362,935
Granted	1,116,500	1.46	
Exercised	-0-		
Terminated	(204,500)	2.68	
Outstanding 12/31/00	2,741,694	2.96	837,442
Granted	720,116	1.07	
Exercised	(7,000)	1.25	
Terminated	(476,000)	3.13	
Outstanding 12/31/01	2,978,810	$ 2.46	1,261,256

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/01	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at 12/31/01	Weighted-Average Exercise Price
$0.00 - $0.83	131,116	9.8	$0.69	0	---
$0.83 - $1.65	1,997,194	8.1	$1.35	578,112	$1.40
$1.65 - $2.48	141,000	7.7	$1.84	71,957	$1.86
$2.48 - $4.95	64,500	6.3	$3.95	54,625	$4.07
$4.95 - $5.78	384,500	5.4	$5.26	296,062	$5.23
$5.78 - $8.25	260,500	3.7	$7.69	260,500	$7.69
	2,978,810	7.4	$2.46	1,261,256	$3.74

The Company accounts for its Incentive Plan in accordance with Accounting Principles Board Opinion No. 25 and related interpretations. Accordingly, no compensation expense has been recognized for the Incentive Plan. Had compensation cost been determined in accordance with the fair value method of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), the Company's pro forma net income (loss) and net income (loss) per share for the years ended December 31, 2001, 2000 and 1999 would be as follows:

	2001	2000	1999
Net Income (loss):			
As reported	($ 1,250,852)	$ 3,982,922	($ 6,083,878)
Pro forma	($ 2,631,061)	$ 1,808,254	($ 8,022,526)
Basic and diluted earnings (loss) per share:			
As reported	($ 0.09)	$ 0.29	($ 0.44)
Pro forma	($ 0.19)	$ 0.13	($ 0.58)

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2001, 2000 and 1999, respectively; risk-free interest rate of 4.70%, 6.20% and 5.50%, expected dividend yields of 0%, expected life of option of five years from date of grant, and expected price volatility of 138%, 153% and 125%. The weighted average fair value of the options granted was $0.99 in 2001, $1.19 in 2000 and $1.12 in 1999.

Subsequent to December 31, 2001, the Company filed a Tender Offer Statement (the "Tender Offer") on Schedule TO with the Securities and Exchange Commission. The Tender Offer offers employees the option to exchange three stock options currently held for one stock option to be issued six months and a day after the date of the Tender Offer. Options issued under the Tender Offer will be issued at the then market price of the Company stock.

NOTE 10. RELATED PARTY TRANSACTIONS

Other receivables, officers and employees, consists primarily of payments made by the Company on behalf of certain officers for split dollar life insurance policies.

NOTE 11. STATEMENT OF CASH FLOWS

Supplemental disclosure of non-cash investing and financing transactions:

During 2001, the Company entered into the following non-cash transactions:

- entered into certain capital lease agreements for the purchase of equipment in the amount of approximately $449,000;

During 2000, the Company entered into the following non-cash transactions:

- placed into service approximately $280,000 of property and equipment previously classified as "other current assets";
- entered into certain capital lease agreements for the purchase of equipment in the amount of approximately $359,000.

During 1999, the Company entered into the following non-cash transactions:

- entered into certain capital lease agreements for the purchase of equipment in the amount of approximately $345,700;
- recorded the following with respect to the disposition of the IMS segment:
    - reduced contingent stock payables which were forgiven in the amount of approximately $952,000;
    - reduced earnouts payable which were forgiven in the amount of approximately $718,000;
    - wrote off approximately $7,063,000 of goodwill.

NOTE 12. SEGMENT INFORMATION

With the sale of the IMS segment in 1999, substantially all of the Company's revenues and assets are derived from the IT Staffing business. The Company also generates minor revenues from its IT training subsidiary which amounted to approximately $3,981,000 in 2001, $4,294,000 in 2000, and $3,039,000 in 1999. The IT training subsidiary incurred a loss from continuing operations of approximately $950,000 in 2001, $214,000 in 2000, and $509,000 in 1999.

CHANGES IN ACCOUNTANTS

On August 1, 2000, we were notified that Rudolph, Palitz LLC had merged with McGladrey & Pullen, LLP, the successor of that merger, and that Rudolph, Palitz LLC would no longer be the auditor for the Registrant. McGladrey & Pullen LLP was engaged as our new auditor effective August 1, 2000. This event is further described in the auditing firm's press release dated August 2, 2000, and in our press release dated August 3, 2000, copies of which were filed as exhibits to our Report on Form 10-K for the year ended December 31, 2000 and as exhibits to our Report on Form 8-K filed with the Securities and Exchange Commission on August 3, 2000. Rudolph, Palitz LLC's notice of the merger dated August 1, 2000 was filed as an exhibit to our Report on Form 10-K for the year ended December 31, 2000 and was filed as an exhibit to our Report on Form 8-K filed with the Securities and Exchange Commission on August 3, 2000.

The auditor's report from Rudolph, Palitz LLC for the year ended December 31, 1999 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

The decision to engage McGladrey & Pullen LLP was approved by our board of directors at a regular meeting held on October 20, 2000.

During the year ended December 31, 1999 and the subsequent interim period preceding the change, there were no disagreements with Rudolph, Palitz LLC on any matter of accounting principles or practices, financial disclosure, or auditing scope or procedure.













OUR MISSION

With a sense of urgency

matching our clients'

needs, we provide

superior services to

both high quality

specialized applicants

and our client base of

corporations, government

entities and institutions

through professionalism,

ethics, technology and

hard work.



Martin E. Judge, Jr.*
Founder, Chief Executive Officer and Chairman of the Board of the Company



Michael A. Dunn*
Executive Vice President of the Company



John E. Shields*
Chief Operating Officer of the Company



Randolph J. Angerman*†
President Four Seasons Properties Inc.



Robert H. Strouse*†
Chief Operating Officer
American Manufacturing Corporation



James C. Hahn*†
President and Chief Executive Officer of AutoImage ID, Inc.



Amy E. Feldman
General Counsel of the Company



Robert G. Alessandrini, CFA
Chief Financial Officer of the Company



Katherine A. Wiercinski
Secretary of the Company

*Members of Board of Directors
†Audit Committee Member

Locations

Atlanta

2500 Northwinds Parkway, Suite 300
Alpharetta, GA 30004
678-297-0800
678-297-9014 Fax

Chicago

2907 Butterfield Road, Suite 280
Oak Brook, IL 60523
630-472-0090
630-472-0081 Fax

Dallas

700 Highlander Avenue, Suite 410
Arlington, TX 76015
817-557-5511
817-557-0693 Fax

Detroit

2550 South Telegraph Road, Suite 100
Bloomfield Hills, MI 48302
248-253-9500
248-360-4453 Fax

Edison

101 Fieldcrest Avenue, Suite 4D
Edison, NJ 08837
732-346-9100
732-346-9101 Fax

Jacksonville

7077 Bonneville Road, Suite 420
Jacksonville, FL 32216
904-998-8200
904-998-0966 Fax

Los Angeles

23382 Mill Creek Drive, Suite 215
Laguna Hills, CA 92653
949-380-9600
949-461-3671 Fax

Philadelphia

Two Bala Plaza, Suite 800
Bala Cynwyd, PA 19004
610-667-7700
610-667-1058 Fax

Providence

Three Davol Square, Suite 3A
Providence, RI 02903
401-454-5100
401-454-7800 Fax

Raleigh / Durham

1000 Park Forty Plaza, Suite 225
Durham, NC 27713
919-484-2777
919-484-7830 Fax

Tampa

500 N. Westshore Blvd., Suite 950
Tampa, FL 33609
813-877-7000
813-286-0668 Fax

Washington, D.C.

1800 Diagonal Road, Suite 250
Alexandria, VA 22314
703-548-9471
703-838-9574 Fax

National Division

Three Davol Square, Suite 3A
Providence, RI 02903
401-454-5100
401-454-7800 Fax
800-765-5874 Toll free



Corporate Headquarter

Two Bala Plaza
Suite 800
Bala Cynwyd, PA 19004
610-667-7700
www.judge.com

Annual Meeting
May 22, 2002 - 10:00 am
The Judge Group Headquarters
Two Bala Plaza
4th Floor
Bala Cynwyd, PA 19004

Form 10K
A copy of the Company's 2001 Annual Repo on Form 10K, as filed with the Securities a Exchange Commission, will be furnished without charge to any shareholder upon written request.

Investor Rel
The Judge G
Two Bala Pla
Suite 800
Bala Cynwyd,
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